Filed by Silver Crest Acquisition Corp

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: TH International Limited

Commission File No. 333-259743

Tim Hortons China Brews Up Explosive Growth Plan Using Tech and Localization

The Bamboo Works

August 9, 2022

The soon-to-be U.S.-listed coffee chain is aiming for 2,750 Chinese stores by 2026, equal to nearly half of Starbuck’s current count

Key Takeaways:

Tim Hortons China is aiming to open nearly 3,000 stores in China over five years, banking on technology and localization to fuel its rapid expansion

Company needs to be careful to avoid mistakes of chains like Costa and Krispy Kreme, which closed or sputtered after initially announcing similar major expansion plans

By Doug Young

Fasten your seat belts!

Tim Hortons China, known locally as Tims China, is embarking on a wild ride that will see the Chinese edition of one of Canada’s most famous restaurant brands open nearly 3,000 restaurants in China by 2026, just seven years after it entered the market. The company plans to reach its near-term goal of 2,750 stores through a potent recipe of leveraging technology to open stores quickly and operate them efficiently, combined with heavy-duty product localization and tie-ups with local partners.

The latest step in the company’s China campaign came on July 20, when its registration statement to merge with Silver Crest Acquisition Corp. (SLCR.US), a special purpose acquisition company (SPAC), was declared effective by the U.S. Securities and Exchange Commission. That paved the way for a vote by Silver Crest shareholders, which, if approved, will make Tims China a publicly-listed company on the Nasdaq. Trading is expected to commence on Aug. 22 under the ticker symbol THCH. The company is expected to have a valuation of about $1.4 billion.

Just three years after opening its first store in its hometown in Shanghai, Tims China had 410 stores in China at the beginning of March and announced plans to nearly double that figure by the end of this year. But the road into China is littered with similar massive expansion plans that failed to materialize, often because the chains behind them were too aggressive and ultimately opened stores in less profitable locations with inadequate support in the rush to reach big targets.

Then there’s also the problem of coffee and donuts, the central planks of the original Tim Hortons menu, which are hardly native to Chinese palates. In that regard, China is also littered with chains that failed or are struggling after starting with big plans, including South Korean coffee giant Caffe Bene and Coca Cola’s (KO.US) Costa, as well as U.S. donut favorite Krispy Kreme (DNUT.US).

To put Tims China’s goal of 2,750 stores in perspective, it’s helpful to look at the store counts for some of China’s current restaurant leaders. That group is led by Yum China (YUMC.US), operator of the KFC and Pizza Hut brands in China, which had more than 12,000 stores by the end of June. But Yum came to China way back in 1987 when the market was in its infancy, meaning it has taken more than three decades to reach that level.

Then there’s premium coffee leader Starbucks (SBUX.US), which now has more than 5,700 China stores. But again, the U.S. giant has taken its time reaching that milestone, having entered China more than two decades ago when coffee was still mostly anathema to most Chinese palates.

Tims China thinks it can reach its ambitious goals more quickly in part by learning from the big names that came before it. KFC has led the way in making western-style fast food restaurants familiar to most Chinese diners. Meantime, Starbucks has filled in the coffee-drinking deficit by making the beverage familiar with average Chinese, who now don’t think twice about splashing out more than $5 per cup to show off their stripes as modern urban citizens.

Third-party data cited in a 2021 presentation on Tims China’s plans says China’s coffee market is expected to be worth 157.9 billion yuan ($23.4 billion) in sales next year, and has grown 39% annually between 2013 and 2023. Even after such explosive growth, the average Chinese only drank around 20 cups of coffee in 2020, compared with closer to 700 cups per capita in more coffee-oriented markets like Canada, Germany, Brazil and the U.S. That means there’s plenty of room for more growth.

Tech, localization and partnerships

With all that background in mind, we’ll spend the second half of this space looking at the combination of technology, localization and partnerships that Tims China believes will brew its own unique formula for quick success.

“For store operations, usually we need two years to train a store manager,” Tims China CEO Lu Yongchen told Bamboo Works in an interview, explaining that such managers need to learn everything from forecasting daily sales, to scheduling and managing inventory as part of their jobs.

“But big data can do a much better job at forecasting sales every day, generating orders to warehouses automatically,” he said. “It’s also easy for big data to schedule labor according to sales forecasts. We don’t need our store people to physically check inventory at store level. We can use machines, scales, cameras and other technology to check and manage inventory.”

The company also believes technology will help to quickly build up the customer base it needs to fuel its expansion, with about two-thirds of its business coming from online channels and only a third from in-store orders. Lastly, it also believes technology can help it choose store locations quickly and effectively, partly by working closely with Tencent (0700.HK), one of the company’s investors.

Then there’s localization, which has seen Tims China transform its brand’s core donuts into something most westerners might have difficulty recognizing. That includes using a starchier, chewier base, adding far less sugar than their western counterparts, and then baking – rather than frying – and coating them with fruitier and even savory flavors like salty egg yolk. Hardly your father’s donut.

Last but certainly not least are the partnerships, one with oil and convenience store giant Sinopec (0386.HK), which operates one of China’s largest convenience store chains, and another with Wumart, operator of the German Metro hypermarket brand in China. Tims China is no stranger to such partnerships, since the company itself is a joint venture between controlling shareholder private equity firm Cartesian Capital Group, brand owner and Tim Hortons parent Restaurant Brands International (QSR.US), along with strategic investors Sequoia Capital China and Tencent.

“We are really fortunate to have strong partners at Restaurant Brands International,” Tims China Chairman Peter Yu told Bamboo Works. “They gave us room to build a business that makes a lot of sense for China.”

We’ll close with a few financials for the company, which show how it has not only been growing rapidly but also outperforming its older peers. The company posted revenue of 643.4 million yuan last year, roughly triple the 212.1 million yuan for 2020, according to materials from its registration statement. The company is already profitable on an adjusted EBITDA basis per store, though it doesn’t expect to turn profitable for adjusted EBITDA on a company-wide basis until 2023.

The company also posted a 3.4% same-store sales increase in this year’s first quarter, in sharp contrast with the 8% decline for Yum China and other major chains that suffered from pandemic-related store closures starting in March. Nobody in China did well during the second quarter due to widespread lockdowns, including a two-month lockdown of Shanghai in April and May. But Lu noted Tims China was allowed to resume some operations from its Shanghai base as early as mid-April, and added the company has seen a “very good recovery of business” since July.

About Silver Crest Acquisition Corporation

Silver Crest Acquisition Corporation (“Silver Crest”) is a special purpose acquisition company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. While Silver Crest may pursue a business combination target in any business or industry, Silver Crest intends to concentrate its efforts in identifying global or regional businesses with differentiated products and services in one or more high growth consumer and consumer technology sectors.

About TH International Limited

TH International Limited (together with its wholly owned subsidiaries, “THIL” or “Tims China”) is the parent company of the exclusive master franchise of Tim Hortons coffee shops for Restaurant Brands International Inc. (TSX: QSR) (NYSE: QSR) in China, including Hong Kong and Macau. Tims China was founded by Cartesian Capital Group and Tim Hortons Restaurants International, a subsidiary of Restaurant Brands International.

Tims China offers freshly brewed coffee, tea and other beverages, bakery & sides, and sandwiches and is an emerging coffee champion in China. The brand's philosophy is rooted in world-class execution and data-driven decision making and centered on true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit www.timhortons.com.cn.

Important Information and Where to Find It

This communication does not contain all the information that should be considered concerning the proposed business combination between Tims China and Silver Crest. It does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. In connection with the proposed business combination, Tims China has filed a registration statement on Form F-4, as amended, with the U.S. Securities and Exchange Commission (the “SEC”) with respect to the business combination, which has been declared effective by the SEC on July 20, 2022. The definitive proxy statement/prospectus (the “Proxy Statement”) and other relevant documentation have been mailed to Silver Crest’s shareholders of record as of the close of business on June 6, 2022. Silver Crest’s shareholders and other interested persons are advised to read the Proxy Statement and other materials that Silver Crest may file with the SEC from time to time in connection with the solicitation of proxies for the extraordinary general meeting to be held to approve the transactions contemplated by the proposed business combination, because these materials contain, or will contain, important information about Tims China, Silver Crest and the proposed transactions. Shareholders will also be able to obtain a copy of the Proxy Statement, without charge, at the SEC’s website at http://www.sec.gov or by directing a request to: Silver Crest Acquisition Corporation, Suite 3501, 35/F, Jardine House, 1 Connaught Place, Central, Hong Kong.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Silver Crest, Tims China and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Silver Crest is set forth in Silver Crestʼs annual report on Form 10-K for the year ended December 31, 2021 and the Proxy Statement. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests is also set forth in the Proxy Statement. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Tims China or Silver Crest, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Tims China and Silver Crest. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this communication include descriptions of Tims China’s future commercial operations. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Silver Crest’s securities, (ii) the risk that the transaction may not be completed by Silver Crest’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Silver Crest, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of Silver Crest and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the transaction on Tims China’s business relationships, operating results, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Tims China and potential difficulties in Tims China employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against Tims China or against Silver Crest related to the Merger Agreement or the proposed transaction, (ix) the ability to obtain approval for listing or maintain the listing of Tims China’s securities on a national securities exchange, (x) the price of Silver Crest’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Tims China operates, variations in operating performance across competitors, changes in laws and regulations affecting Tims China’s business, Tims China’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Proxy Statement and other documents filed by Silver Crest from time to time with the SEC, including but not limited to in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Silver Crest’s annual report on Form 10-K for the year ended December 31, 2021. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Tims China and Silver Crest assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Tims China nor Silver Crest gives any assurance that either Tims China or Silver Crest, or the combined company, will achieve its expectations.